Exhibit 99.5

Rio Tinto 2009 Annual Results — QA transcript
11 February 2010
JAN DU PLESSIS:
We will now move on towards taking questions and answers. I will be taking some questions in the auditorium in London first, thereafter Guy I will move to you in Melbourne to take two or three questions there, and we will of course not forget those on the telecast.
Can I just ask, as is of course the custom, that when do ask your first question you just state very clearly your name and the name of the organisation that you represent. I think looking in London I will just start right in front and then move to you behind. Yes, sir, with the blue tie — just wait for the microphone!
QUESTION:
Can I just first ask as far as the dividend is concerned, your announcement, the actual printed announcement, says that it will be paid on 1st April but your slide said that it would be the 10th. That has an impact as far as UK taxpayers are concerned given that the 10th April is after the change in the tax year. Could you please clarify?
JAN DU PLESSIS:
I think, Ben, if that’s what the slide says, that’s doesn’t look correct, because we do intend to pay on 1st April. We do intend to pay before the end of the tax year. Is that correct?
BEN MATHEWS:
It’s the 1st April 2010 and not the 10th April.
QUESTION:
Okay.
JAN DU PLESSIS:
So our intention clearly is you will have noted the change of the timing of the actual payment of the dividend and we have done it quite deliberately so as to accommodate the changes in the UK with regard to the new tax regime that takes effect from the next tax year, so it will be paid before the 5th April.
Behind you immediately, the gentleman with the yellow tie!
QUESTION:
Just a question on iron ore and the upcoming iron ore negotiations. Yesterday we had BHP Billiton’s results and they made it very clear they think that current spot prices, which indicate plus 90 per cent, are the appropriate starting point for the negotiations, with the view being basically that’s the deep liquid terminal market. Do you share that view or how would you be approaching the iron ore negotiations this year?

TOM ALBANESE:
Well, as we have had a longstanding policy of not commenting on the iron ore negotiations and leaving the negotiations to the negotiator, I think it a pretty good policy to continue for 2010. I would say, and it is quite important to recognise, that pricing is ultimately driven by supply and demand conditions and demand for iron ore has never been stronger.
QUESTION:
Could I just follow up? Inasmuch as at the beginning of this year you achieved spot prices which were below benchmark and in the second half of the year you achieved benchmark prices which were below spot, are you happy with that outcome and will you actually be looking to recover some of those deferred tonnes which never were delivered?
TOM ALBANESE:
I think we will continue to look at maximising our overall revenue position with our very strong cost base in the Pilbara. Again, I do not want to comment on the negotiations, but specifically we have longstanding had a number of different pricing mechanisms and expect to continue to use a range of pricing mechanisms going forward in the future.
I would remind you that, given our position, we had actually very strong margins through 2009 in terms of our iron ore business. For example, during the overall year I think we ran about a 60 per cent EBITDA margin for the year and that’s a very commendable performance and I think the overall team did a good job in that environment. So low cost production.
As we said we would do, we were selling in the second half of the year on benchmarks, or provisional pricing of benchmark, and certainly we will be working to maximise the business and again continue to deliver strong margins in that business in the years ahead.
JAN DU PLESSIS:
The gentleman next to you!
QUESTION:
If we assume the successful completion of the iron ore JV, and then combining the other assets that you are in JVs but non-controls, it looks like then around 65 per cent of your EBIT generating assets would be not solely controlled by Rio Tinto. Does that concern you in terms of your ability to control your own growth? And secondly, does it influence your decisions to JV some of your grade projects that you currently wholly own?
TOM ALBANESE:
Thanks. I think from a portfolio perspective and a historic perspective Rio Tinto, like others in the mining sector, have a long history of joint ventures and a long history of contributing to joint ventures however we have been involved with them. So we know joint ventures; we know how to maximise value in joint ventures.
Certainly as I look ahead, I actually think that the model that the oil industry has also employed, which is a series of both operated and involvement with ventures that are independently operated, is a very good model as we look forward in the future.

The announcement that we made internally this week for what that next level down within the iron ore joint venture organisation, which I think is a healthy balance of Rio Tinto and BHP Billiton managers, including the CFO coming from Rio Tinto, reflects I think bringing the best of breed from both companies but also recognising that we do want to bring our top managers in there.
We do expect to deliver best performance and this is part of the detail that went into the definitive agreement in December, rest assured that we always use the experiences within the venture for both companies to learn best practices that we can bring to other parts of the venture.
So I think we are very mindful of the portfolio effects, we have had a long history with joint ventures and I think you can look to other sectors like the oil industry as good guidance as to how to run an effective multi-commodity international business with ever increasingly large projects in a way that maximises value for Shareholders.
JAN DU PLESSIS:
Well, if we move to this side of the auditorium, the gentlemen there!
QUESTION:
I’ve two questions on aluminium. You have had a $1 billion EBITDA swing positive in aluminium. Do you have any prospect of increasing your production from that level? And could you also comment on shipments to the United States?
TOM ALBANESE:
Yes, thank you. I’ll focus on aluminium and then maybe the first part. Jacynthe and her team — I just had the conversation with her yesterday about this as we were talking about the numbers for last year — they are fully aware of the fact they need to continue the transformation of the business; the job is not done.
As I’ve said to her, my vision for her business is to have an EBITDA margin in that business that is, over the long term, competitive with any other product group that we have, so she has more work to do. She knows that and her team knows that and that’s what they have got to deliver against. So we will continue to work on improving that business. We have some capital put in for modernisation, some of the facilities that we will be doing in due course.
I would say though, in terms of bringing production back, I am mindful of the inventories that are out there right now in the LME and in various stockpiles, and I think while we recognise that the majority of the inventories are tied up in financial transactions those financial transactions make a lot of sense largely because stimulus programmes have kept interest rates low and that as stimulus programmes were to wind back we would see, as you would expect to see, interest rates having some effect and you may not see the same dynamics of those financial transactions.
So until we see actual real inventories begin to work off, which means the US economy, the European economy as well as the other economies need to be picking up a bit more than they have been, I would be cautious about bringing new production in. I think we have found the right balance and we are going to keep on that balance. And again the objective that Jacynthe has, and with her team, is to drive that next stage of transformation off of what was a very successful first stage during the course of 2009.

I would say during the course of the past few months we have been seeing evidence of restocking by our US customers and one pleasing item to note was that particularly the balance of value added products does suggest that our customers are beginning to see changes to the positive in their order chain and they’re building stocks accordingly. So that’s a sign of better news than we would have heard a year ago, but I think we are still some ways before saying, “mission accomplished”!
JAN DU PLESSIS:
Okay, I am going to take one more question from the lady on the left and then Guy I am going to come to you in Melbourne afterwards.
QUESTION:
You have some near term growth in iron ore, you are not growing the Aluminium Division until 2012, could you take me through what sort of growth that you have coming on line over the next two years and what projects you might look to accelerate in 2010?
TOM ALBANESE:
Thank you. I think as I look at 2010, the two that I want to rather focus on would be those that I would refer to in the presentation, which is a steady progressive build up, initially the creep but then the big chunky projects in iron ore associated with the Cape Lambert expansions. Those make a lot of sense. As I said, the margins are strong in those businesses and that is something we would be doing with or without the production joint venture.
I think in the case of copper we have had a number of years of just patiently working through the Government of Mongolia processes. I think we had a very good breakthrough in October last year with the Investment Agreement. That allowed us to take our stake up in that business and it allowed us to have our people there. So we have some people, including the Managing Director, seconded into Ivanhoe beginning to do more work on planning and what I would like to see is the pick-up in construction activities over the course of this year.
There are still a few conditions precedent on the Investment Agreement that we have got to get through and it’s quite important before we start churning the construction up. But I would say that has some very attractive projects, the grades are there, it’s well positioned in terms of its market, and while it is a remote location there aren’t any real technical issues, it is really doing all the things that we are very good in terms of our competencies. So Oyu Tolgoi would be a high priority in that list.
We were fortunate last year that we kept the Yarwun II project going which was the right thing to do it turns out in terms of supply and demand of alumina and aluminium, but we will keep that going as we’ve said. And keeping the two Queensland operations, having Clermont ready to come into production this year as Blair Athol begins to wind back, and then have Kestrel ready to come in, in 2011, I think will be very useful.
Over the course of this year we are going to have to take a look at – and Harry and his team will take a look at – as we hope to see diamond prices beginning to pick-up, that we will be able to see whether we can start to turn back up the underground development at Argyle and we will be commissioning the underground development at Diavik just in a few months time. So I would say that we will recover the diamond production as those markets begin to emerge.

I would like to see more coal production growth in the Hunter Valley, I would like to see more coal production growth in Queensland, but again we are going to have to be also watching very closely the coal chain. So again we need to see the Abbott Point Project being completed and we need to see the Missing Link Project completed, but that will allow us to open the doors in those particular areas.
We continue to do work on other iron ore projects around the world and I would like to see resuming of some of the work at IOC as those markets improve and we will take those as a matter of course over the course of the year.
So I think we have acquired a robust range – there are quite a few I haven’t mentioned in that list – but quite a robust range of internal projects that we can essentially have the options to bring into the market as those respective markets come through and, as Guy says, we look at balancing that with an ongoing improvement of the balance sheet.
JAN DU PLESSIS:
Thank you, Tom. I think, Guy, it is time for us to go over to you in Melbourne. Have you got some questions on your side?
GUY ELLIOTT:
Okay, let’s start with you!
QUESTION:
Thank you. Just a quick question on Grasberg, it is becoming or has become an important part of your earnings largely. Can you give some guidance to what you expect over the next few years in terms of your share of the production from that operation?
TOM ALBANESE:
Thank you. I can probably answer that. As you know, the Metal Strip calls for the period up until about 2023 to be 40 per cent of any production above the production levels effectively in place when we entered the joint venture in 1995 or so, and of course in 2023 we move up to a straight 60-40.
So what that means is as production has been lower over the past few years than would have been during the course of the prior 10 years, that it has been closer to that Metal Strip number so that moderate changes in grade can have a proportionate – more than a proportionate – effect on metals production.
I think that Freeport does a pretty good job of providing sort of multi-year guidance of overall production levels and I would use that guidance to play it against the Metal Strip formula, and we can certainly help you with the calculations on that to see how that would flow through to copper and gold units flowing through to the Metal Strip and then to 40 per cent portion that we would own of that Metal Strip.
GUY ELLIOTT:
Are there other questions here in Melbourne? (A pause) Well, Jan, it looks a little quiet here today.
JAN DU PLESSIS:
Wonderful! Guy, I can only assume we have astonished them with our results today. I am going to just as a courtesy to see – do we have one or two questions on the telecast? Then I will come back to the auditorium. If the operator can tell us, do we have a question on the telecast?

OPERATOR:
Thank you. We do have a question. Please sir, go ahead.
QUESTION:
Hi Tom, just a question in regard to the iron ore sort of contract with the spot sales that are going through 2010 and 2011. What sort of percentage of the production is actually contracted that is available to take advantage of the spot prices obviously significantly higher than where the contract is at the moment?
TOM ALBANESE:
Thank you. I just want to say we will be mindful of the markets, certainly of the spot price market as we look at balancing the various components of spot and contract during the course of 2010. I wouldn’t want to speculate where that contract process would go, and normally we wouldn’t speculate it, so we are certainly mindful of markets though.
JAN DU PLESSIS:
Is there another question on the telecast for us?
OPERATOR:
Thank you. Your question please.
QUESTION:
Good morning, Tom. I just want to push a little bit harder on the iron ore market. You made a comment that you are prepared to have different pricing strategies. In the first half of 09 you’ve actually said you did 50 per cent on contract, 50 per cent on non-contract, and then you did 100 per cent on contract in the second half. I really want to understand why did you do that and why not spot? Was that a conscious decision or was it forced upon you?
And then, secondly, every other mining company that we have heard from in the last week or so has talked about changing pricing dynamics, quarterly pricing in coking coal, linkages in alumina moving up towards spot equivalent. I just wondered if you could share your views on pricing strategies across your other commodities as well please?
TOM ALBANESE:
Yes. Thank you. Maybe I will talk first about iron ore markets. I just want to go again back to the first half; we should all remind ourselves it was a truly and extraordinary period. Each of those on the call and in the room recognise it was a different world at that time and most steel mills around the world, if lucky, they would have throttled back blast furnace capacity, in most cases they literally turned off furnaces during that period, so everyone was scrabbling to get whatever tonne they could at that period of time and a 50-50 balance was about appropriate given those unique circumstances.
We said at the middle of the year that our intention was to deliver to our long term contracts in China but also in our other markets, and that’s exactly what we did. We said we were going to do it and we did sell to those long term contracts. But we wouldn’t have done anything differently in China from what we would have done with our other important iron ore markets, so I think it is consistent – what we have said is what we have done!
Now again, as I said looking forward, we have been very mindful of those markets and those will be reflected in our pricing and our market decisions going forward, and certainly I think we have seen and, as we have said, that prices always do travel to that marginal producer – it has been a longstanding part of our own planning.
We have certainly seen over the past 18 months in all of our markets that pricing has been driven around the marginal cost producer, with the possible exception of copper where there was just a shortage of supply so you saw pricing well above, for most of the time well above the marginal cost.
That’s reflected in our thinking and going forward I think it would be something that we would be tackling. We get asked the question from time to time on alumina versus aluminium, but again I think it is also important to recognise that we are somewhat balanced between our alumina and aluminium, so whether we were priced as a percentage of LME on our alumina or whether we were priced on the more global marginal costs of alumina it would have a little net effect from Rio Tinto aluminium perspective.
So I think overall we certainly recognise markets are dynamic, markets are moving toward a position of shorter terms. A lot of that is associated with Information Technology, a lot of that is associated with more players that are involved in the market, and that would be part of normal evolution. As we have said over the years with that benchmark, for it to survive it will need to evolve and again if it does not evolve it will not survive.
JAN DU PLESSIS:
Thanks Tom. I am going to ask the operator if there is one more question on the telecast and then come back to the London auditorium.
OPERATOR:
Thank you. Your question please.
QUESTION:
Tom, thanks for what you’ve just said, the index or spot price would reflect the marginal cost of production. Is that correct?
TOM ALBANESE:
I think what we have been seeing over the past 18 months is that the spot pricing of iron ore specifically has been correlated with the marginal cost of production taking into account Chinese domestic production.
QUESTION:
My question being, does the spot price or index price represent that marginal cost?
TOM ALBANESE:
I think there is a consistency between the two numbers.
QUESTION:
And the price formation that you use, the basis, your view of the marginal cost? Is that correct?
TOM ALBANESE:
Again, as I have said, pricing formation, which of course it is important to remember that’s related to demand as well as supply, as demand increases you increasingly need to pull supply from the upper end of the cost curve and as you pull supply from the upper end of the cost curve it will not come in unless it is incentivise to come in, so you will see that new supply incentivised to come in only with that higher price.
From a Rio Tinto perspective, we are not on that part of the cost curve. We are basically watching other players, predominantly Chinese domestic players, setting those prices.

QUESTION:
But I’m looking at price formation one year out — the best guide I’ve got sitting here in the public domain would be the index or the spot price.
TOM ALBANESE:
I guess I would look as much to what your expectation or what people’s expectation of steel demand would be because ultimately you have got to take a view on steel demand to determine how much of that marginal production is needed or not needed by the market.
QUESTION:
Right! So is the index price, one you thought originally illiquid, a realistic indicator of the market one year out?
TOM ALBANESE:
I think there is an evolution going on in those areas. We are looking at a lot of tonnes on that global market. I think I mentioned 900 million tonnes sitting there floating around watching those markets and I think that’s a very large amount of physical business that would be quite sizeable compared to what would be on the overall screen traded basis.
QUESTION:
And on iron ore as well, Tom, the equalisation payment that will ultimately be paid to you by BHP, with the capex that you are both announcing and flagging into the early stage developments, could you just remind me of the credit and debits that go with that and how that will wash up at some stage in the second half of this year?
TOM ALBANESE:
I think, Guy, I would like you to answer that one because what this is related to would be essentially the cash balancing from what was the effective date of agreed method of payment.
GUY ELLIOTT:
Yes, if you remember, the intent is that the ‘true up’ should place us in the position where this joint venture was created as at 1st July 2009, and so the $5.8 billion equalisation payment is adjusted by the movement in the net cash flow of the two businesses and we have to equalise for the fact that we are going to have different ownerships than we currently have.
Those sums attract a rate of nominal interest of 6 1/2 per cent a year. At the time we entered into the transaction it was our expectation at that time the consequence of this, assuming that it was completed in the middle of 2010, that we would receive from BHP less than $5.8 billion because of the pattern of the two companies’ cash flows.
Now, of course, a lot of water has flowed under the bridge since then and I am not going to give any indication of what I think that adjustment might be, but it is true that we have different expansion characteristics and also different revenue and cost characteristics, so all of those are going to be relevant in making that calculation when it’s eventually made.
JAN DU PLESSIS:
Thank you. I think we should come back to the auditorium and I am going to go to the gentleman right at the back.
QUESTION:
I have a question about marginal cost of production in iron ore and how that might be changing. If you go back to 2005 or 2004 the Chinese were mining iron ore that have average grades of between 40 and 45 per cent. Based on the 250 million tonne production number that you mentioned earlier, I guess that’s on a grade equivalent basis.
The Chinese are importing mine production of around 800 million tonnes; that would imply grades of around 20 per cent or maybe less. And I think if you look at the iron content of Chinese iron ore it has actually been declining over the last few years. What in the world is going on?
Let’s just do the reserve depletion in China, that is going to be irreversible. Are we going to see continued decline in grades there in which case the marginal cost of production may have dramatically increased? And, if that is the case, have you changed your views around long term pricing in iron ore? Thanks.
TOM ALBANESE:
Thank you. I think you are making a number of correct observations from my view, and that is we have been watching the average grades of Chinese iron ore production diminish over time. During those real peaky points in late 2006, 2007 and early 2008 we saw some quite marginal material come in the market. They were mining tailings ponds from old mining activities and recovering in some cases 5/10 per cent type iron ore grades to basically deliver in the market, and that was actually way at the top end of that cost curve.
Now that material went out and disappeared quite quickly last year and I think what we saw during the course of the financial crisis would be large amounts of domestic production leaving the market and we saw probably with that an average grade that I suspect would have gone up.
Now that material progressively that has come into the market. It hasn’t necessarily come in the market as quickly as we would expect the current spot price over the past few months, but I think to some extent that has been held back by winter conditions, so we would be expecting as the spring weather would be coming in some of that other iron ore production in China will begin coming in and you would see some more supply from Chinese producers just in those few months ahead. But that again is much a seasonal effect as anything else. Again when we are looking at this we have to look at what is going to happen in the next few months and also what is going to happen on a year to year basis.
QUESTION:
If you look at the Chinese iron ore market in, say, the first half of 2009 versus 2005, I think the implied grades in early 09, even though demand was obviously much weaker, were half of what they were 5 years ago. So does that mean that incremental capacity coming on line is going to be even lower grade and we should see grades continuing to decline?
I guess the key point here is how does that affect long term pricing and how does that affect your own assumptions about long term prices? Have they increased in the last year or have they not really changed much?
TOM ALBANESE:
I think on long term pricing, as we have said pretty consistently, they have been much less volatile than we would see the near term pricing movements because again you have to make certain assumptions as to not only what would be the quality of the existing resource stock but the fact that certain prices over the long term period it incentivises exploration, incentivises development, incentivises R&D and it incentivises essentially productivity improvements again toward lower cost production.
So it is more than just a simple two-step calculation, there are actually a couple of different considerations that you need to think you on that, and that would tell us that as iron ore prices are staying at higher levels the longer that would be the more of a reversion you’ll see at some point down the road from that.

QUESTION:
Sorry, one more follow-up on that.
TOM ALBANESE:
You must be the chief economist!
QUESTION:
If you look at non-Chinese iron ore production growth over the next 4 or 5 years and if you assume that even some of the more sketchy projects are able to come on line, are we going to be in an environment where the market will be adequately supplied or are you going to need more than high class Chinese capacity to come on line to balance the market?
TOM ALBANESE:
Well, we certainly see opportunities to bring in the announced and the anticipated expansion projects that I have talked about here, again taking 220-230, then to 280-330, and then again opportunities beyond that. Those are certainly opportunities that are there and certainly that is one of the benefits I think from the iron ore joint venture, and that is it will bring more tonnes faster and that what the market needs. So what we are trying to do is get more tonnes faster to what is I think a pretty robust demand environment.
JAN DU PLESSIS:
Right! Can I go over to the left and right at the back!
QUESTION:
Just a question on a different type of red dirt and your aluminium strategy. Historically you’ve said that bauxite was low value so you preferred to extract the value further down. You are ramping up now your bauxite production. Does that reflect a change in strategy or part of this trying to strengthen your relationship with China or part of Jacynthe trying to increase your targeted EBIT margin in that division?
TOM ALBANESE:
Well, I’d like to say that overall you’d like to have a balance as we look at the overall production profile, from bauxite to alumina to aluminium. Though that being said, we have to look at opportunities that may be, let’s say, longer term opportunities or in the case of bauxite they are temporal, they come in the market from time to time, where we can capture additional values.
But we should also recognise at Weipa that we have different grades of material and some grades of material may be better suited for some other users of bauxite than our own purposes and we have a choice of either stockpiling those materials for some later time and deferring the cash from that or bring that into revenues today. So again all of those have to be part of the balancing.
But certainly, as you know, last year for example we reduced our bauxite production at a higher percentage than we would have reduced our alumina or aluminium production, largely because some of those other markets were just not there at the time.
JAN DU PLESSIS:
Guy, can I ask have you got any hands in Melbourne or can I stay here?
GUY ELLIOTT:
Any more questions here? (A pause) No! I think, Jan, back to you.

JAN DU PLESSIS:
Time to go to the pub! (Laughter) Right! Can I ask the operator if there is a question on the teleconference line, I’ll take a question, and then I take two more questions in London, and then I think we are going to close. Operator.
OPERATOR:
Okay. Your question please.
QUESTION:
Good morning/good evening gentlemen. I just wanted to ask a couple of questions. Firstly, around the capex guidance, can you just give us a sense for what expectation you have around additional equity payments to Ivanhoe this year? And I assume those are excluded from your guidance.
Secondly, just on aluminium, you’ve obviously got a very strong competitive advantage with your energy and your technology, but some would argue that an aluminium business can only be as good as its upstream business and obviously its alumina capacity.
When I look at your alumina business 30 per cent of capacity comes from Gove, your equity volume. Gove seems to be a problematic asset given its obviously heavy reliance on fuel oil and it’s failed dismally to live up to I guess the expectations of growth that was proposed a couple of years ago. Can you just give us a sense for what work is going on at Gove and how you can turn that asset around and obviously deliver both the expanded capacity but also reduce costs? Thank you.
TOM ALBANESE:
Maybe I’ll tackle your alumina question first and then, Guy, if you would be ready to talk about the capex side and guidance specifically about additional equity toward Ivanhoe.
You are correct, we have got to look at all aspects of the supply chain, Weipa and our other bauxite, alumina and aluminium, and I certainly think we recognised that Gove had a number of operational challenges, Gove was under-achieving expectations back in 2007, and it has continued to be a challenging project in execution. We have had a number of defects during construction that had to be resolved, we have had a number of engineering modifications that we needed to make, but this plays to Rio Tinto’s strengths.
For the past 10 years we have talked about when we have had problems at Kennecott with the process at the smelter. We put the right people in. We didn’t get it turned around right away but we got them fixed. We had problems at IOC. It took us a year or two to get them ready but we got them fixed. We had problems at Palabora, operational issues, and we got them fixed. We know we have problems at Gove. The team, Jacynthe, the organisation, know we have problems at Gove. They will get them fixed. They are going to put the same intensity of effort in basically driving that up.
Now for Gove longer term we have challenges because not only do you have the operational issues, which we will get fixed, but it is basically driven off of fuel oil versus cheaper forms of energy, and I think long term we will look at the options for that. But first and foremost the order of business at Gove is to get us the production levels we want at a competitive unit cost of production.
I would also add, that what will also happen with our business as we go forward is that as Yarwun II is completed and it is basically brought into production and integrated with Yarwun I the overall unit cost of production of the Yarwun complex will go down considerably at a per unit basis, because again you are spreading the fixed costs which will roughly be the same with Yarwun II over a much greater number of tonnes.
QUESTION:
Thank you.

GUY ELLIOTT:
On the capital expenditure point, the guidance we have given is that we have identified projects, all of them organic, on which we plan to spend $5 billion in 2010. We have also kept in reserve a billion dollars, where we haven’t identified what that is going to be spent on, whether it would be spent on organic or on non-organic projects.
Now you referred particularly to the Ivanhoe situation where there are a number of convertibles, warrants and other instruments which mature in 2010, 2011 and 2012. We will make up our mind about those and any other acquisition opportunities as well as any other organic opportunities as the year goes on in the light of what the best opportunity is.
TOM ALBANESE:
If I might just add on that, that the original transaction with Ivanhoe was designed with optionality, was designed for progressive investments – as the project is progressed we de-risk with Government approvals and just project reviews, etcetera – and that’s very much part and parcel of the longstanding Rio Tinto strategy, first of all focusing on the highest quality assets but second given ourselves as much optionality as we can to invest as we see fit.
JAN DU PLESSIS:
I think we should take two more questions in London and then I am going to close it. The gentleman over there and then I’ll come to you afterwards!
QUESTION:
Just turning back to the Pilbara joint venture, both you and your friends at BHP have got some very dramatic proposals for increasing iron ore production, but can I ask you what happens if at some point in the future that view changes, you have a divergent view, how does the joint venture work in terms of prioritising the development of mining and infrastructure, the financing of that and then the marketing of the product?
TOM ALBANESE:
Well, yes, I think it’s a very important part of the architecture of the venture and it was something that was flagged when we made the first announcement in June of last year, that if the different parties have different views of the market — and of course we are looking at things independently so we would have different views of the market – if those mean that one party wants to do something that the other party doesn’t well there is a sole risking provision.
So again one party can make the investment, it stays 50-50, but for that individual investment you may see a distribution of tonnes that are off that 50-50. It allows both parties to take different views. If one of the parties has a more optimistic view you can see tonnes coming on a distribution that will be reflecting that.
JAN DU PLESSIS:
I am going to take one more question. Yes, the gentleman over there!
QUESTION:
Just a general question. When I look at your outlook for the longer term it seems to be very strong but at the same time when I look at your capex spend and budget, not only where it is now but where it has come from and where you want to increase it to, i.e., the potential $1 billion, then I ask myself either you don’t believe in your long term outlook or you don’t have the balance sheet. So how do you square those two things?

TOM ALBANESE:
Well, Tobias, I might just want to talk about the macro environment and the outlook, and then Guy if you could talk about how we basically meet that outlook with our overall objectives in terms of balance sheet management.
But again, as we have said in the Outlook Statement, if you look out on a broad basis I think we have a multi-decade demand uplift still ahead of us. This is something that has really been driven by China, but it will be followed up by India and other parts of the world as you have many billions of people basically wanting to live like you and I would live in apartments rather than low intensive metals lifestyles. That will drive metal demand. That is something that is going to be there, is going to be something that is going to be with us for quite a period of time.
We also have, however, a world that does not have a stable financial system. Now the world that has deficit spending that is not easily repaid — we have balance sheets within the US economy, we have balance sheets within the UK economy and many, many other economies around the world that are going to be in structural difficulty.
We have new modern communications, we have more aggressive derivatives type trading and everything else, meaning that complexity, in my view means that when everyone decides to do something they all decide to do it at exactly the same moment. They are all going to buy at exactly the same moment, they are all going to sell at exactly the same moment, that volatility will create a desperate uncertainty.
What we have got to do in terms of managing the long term business plan is to progressively expand our production but be very mindful of the fact that some of the volatility we have experienced over the past 18 months is not necessarily a one-off event. We have to be ready for a more jagged recovery that could persist for some time.
That means that we do have to look at our balance sheet, but it also very much plays to Rio Tinto’s strategy because if you have a more volatile but generally uplifted broad economy it is a good thing to have the lowest cost production. It is a good thing to have cash generation at all stages of the cycle. It is good thing to have optionality that can be put into place when we see fit and this is all part and parcel and core of the Rio Tinto strategy.
But, Guy, if you want to talk about more specifically from a balance sheet perspective!
GUY ELLIOTT:
Well, I would just add some comments if I may, Tom. The first thing to say is of course we have got lots of options to grow, high quality options to grow the business in Tier 1 assets across all our product groups, and the question is when we exercise those options.
Tom has just referred to the volatile character of the markets at the moment. We have to plan for organic options and look 2 or 3 years ahead normally because that’s the time at which these projects would actually be coming into operation and we have to try and see through this volatility and choose the moment at which to bring these projects on, a very difficult task and one which probably we won’t get right every single time.
But right now we are still saying that our first objective is to invest in the mining business; we have been saying that throughout. And the other objective, which is important, is to have a prudent balance sheet and to continue to target the Single ‘A’ Rating, a rating which we think is important because it affords the Company more flexibility.

So I think there really isn’t the contradiction, I would suggest, that you are making. But if there were such a contradiction we have always got another option, which I referred to in my presentation, which is to say, ‘Well look, if we can’t afford to do a particular piece of growth that we would like to we can joint venture it’. We can bring in a partner in order to accelerate a particular project if we feel that we can’t finance it. So I think that actually we have quite a number of levers to pull here to grow the value of the business.
TOM ALBANESE:
None of these issues are new because again we have been joint venturing really for the past 30-40 years.
JAN DU PLESSIS:
Well, I think we should close there. It only remains for me to thank you all for coming, for joining us this morning, and particularly to our friends in Melbourne and Sydney and elsewhere in Australia – it is well past 9 o’clock. Thanks for staying up to join us and see you in about 6 months time.
(The proceedings then terminated).